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October 11, 2016	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amendment No. 1 to Registration Statement on Form S-4 of TechnipFMC

Limited (the “Company”), Filed September 19, 2016 (File No. 333-213067)

Dear Mr. Schwall:

As discussed with Mr. Timothy Levenberg of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on the afternoon of Friday, October 7, 2016, the Company hereby provides the following preliminary proposed response to comment 9 contained in the Staff’s letter (the “Comment Letter”) dated as of October 5, 2016, relating to the above-mentioned Amendment No. 1 to the Registration Statement (the “Registration Statement”) of the Company. We appreciate the opportunity to separately submit this preliminary response to comment 9. The Company plans to submit an amendment to the Registration Statement and a letter responding to the Staff’s comments.

Annexes B and C-1 (Opinions of Evercore and Rothschild)

9.	We note your response to prior comment 23, but we note that disclaimer language which could cause doubt regarding the right of investors to rely on the opinion remains. Please revise accordingly.

October 11, 2016

Response:

In response to the Staff’s comment, we have revised the section entitled “THE MERGERS—Opinion of Evercore as Financial Advisor to FMCTI” on page 189 to confirm that Evercore has consented to the use of its opinion in connection with the solicitation of any stockholder votes required to approve the transactions contemplated by the Business Combination Agreement. Related changes have also been made to Exhibits 99.1, 99.2 and 99.3.

*    *    *    *

In addition, please find attached hereto as Exhibit A a blackline comparison showing the proposed edits to be made to the above-referenced pages of the Company’s forthcoming amendment to the Registration Statement.

Once you have had time to review this preliminary response to the Staff’s comment, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to contact me by telephone at (312) 876-6516.

Sincerely,

/s/ Roderick O. Branch
Roderick O. Branch
of Latham & Watkins LLP

cc:	Tore Halvorsen, TechnipFMC Limited

Exhibit A

1.	Changes to “THE MERGERS—Opinion of Evercore as Financial Advisor to FMCTI” on page 189.

Evercore’s opinion was provided for the information and benefit of the FMCTI board of directors and was delivered to the FMCTI board of directors in connection with its evaluation of whether the FMCTI Exchange Ratio (after giving effect to the Technip Merger) pursuant to the Business Combination Agreement is fair, from a financial point of view, to the holders of FMCTI Shares (other than the FMCTI Excluded Shares), and did not address any other aspects or implications of the transactions contemplated by the Business Combination Agreement. Evercore has consented to the inclusion of this summary in this proxy statement/prospectus and the attachment of the full text of its opinion as Annex B. Evercore has also consented to the use of this summary and the attached full text of its opinion in connection with soliciting any stockholder votes required to approve the transactions contemplated by the Business Combination Agreement.

2.	Changes to Exhibit 99.1.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement, including the Proxy Statement/Prospectus contained therein, and that our Opinion Letter is not to be ~~used ,~~ circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent.

3.	Changes to Exhibit 99.2.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the Registration Statement, including the Proxy Statement/Prospectus contained therein, and that our Opinion Letter is not to be ~~used ,~~ circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement or any other document, except in accordance with our prior written consent.

4.	Changes to Exhibit 99.3.

Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of Amendment No. ~~1~~2 to the Registration Statement and that our opinion letter is not to be ~~used,~~ circulated, quoted or otherwise referred to for any ~~other~~ purpose other than solicitation of any stockholder approval in connection with soliciting any stockholder votes required to approve the transactions contemplated in our Opinion Letter, nor is it to be filed with, included in or referred to in whole or in part in any registration statement (including any subsequent amendments to the Registration Statement), proxy statement/prospectus or any other document, except in accordance with our prior written consent and except as otherwise set forth in our engagement letter with FMC Technologies, Inc. dated February 11, 2016.